UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Departure of Director

On June 27, 2023, Mr. Noam Breiman notified the Board of Directors (the “Board”) of Enlight Renewable Energy Ltd. (the “Company”) of his resignation as a member of the Board effective July 31, 2023 in connection with Mr. Breiman’s expected appointment to a full time role at another company. Mr. Breiman, who was appointed in February 2020, also serves as chair of the ESG Committee and as a member of our Compensation Committee. Mr. Breiman informed the Board that his resignation was not a result of any disagreement with the Company’s policies or practices.

The Board intends to appoint a new chair to the ESG Committee by July 31, 2023.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-264467).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: June 27, 2023	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer